UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

MINISO Group Holding Limited (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

In November 2022, the Company was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA because it filed an annual report on Form 20-F for the fiscal year ended June 30, 2022 with the SEC on October 19, 2022 with an audit report issued by KPMG Huazhen LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. KPMG Huazhen LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including KPMG Huazhen LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a government entity in mainland China.

MINISO Group Holding Limited is a company jointly controlled by Mr. Guofu Ye and Ms. Yunyun Yang. Mr. Guofu Ye is the chairman and chief executive officer of the Company. Ms. Yunyun Yang is a vice president of the Company. As of August 31, 2023, Mr. Ye and Ms. Yang jointly beneficially owned 62.5% of the total issued and outstanding ordinary shares of the Company. The directors and executive officers of the Company, including Mr. Guofu Ye and Ms. Yunyun Yang, beneficially owned 68.6% of the total issued and outstanding ordinary share of the Company.

To the Company’s knowledge based on its register of members and public filings made by its shareholders, excluding the beneficial ownership of the Company’s directors and executive officers, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of August 31, 2023. Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2023 with the SEC on October 19, 2023 for more details.

In addition, the Company is not aware of any government entity in mainland China that otherwise controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/Jingjing Zhang
Name	:	Jingjing Zhang
Title	:	Chief Financial Officer

Date: October 19, 2023